January 22, 2015

Mr. Jubal Terry
Vice President Exploration
Diversified Resources, Inc.
1789 West Littleton Blvd
Littleton, CO 80120

Dear Mr. Terry:

At your request, MHA Petroleum Consultants, Inc. (MHA) has prepared an estimate of the reserves and income attributable to certain leasehold interests of Diversified Resources, Inc. in the Horseshoe Gallup Unit (HGU) as of November 1, 2014. The results of this study are summarized below:

Diversified Resources - Proved Reserves Estimated Net Reserve and Income Data Constant Price and Costs As of November 1, 2014							
Reserves			**Income Data**				
Reserve Category	Net Remaining Reserves Oil MBbls	Gas MMcf	Future Net Income M$	Direct Operating Expense M$	Equity Investment M$	Undiscounted Net Cash Flow M$	Discounted Net Cash Flow @ 10% M$
PDP	194.4	0	16,321	7,997	0	8,324	4,724
PDNP	99.2	0	8,332	3,336	110	4,885	3,062
PUD	1,408	0	118,243	18,669	14,025	85,549	41,678
Total Proved	1,702	0	142,897	30,002	14,135	98,759	49,464

730 17TH Street, Suite 410 Denver, Colorado 80202 USA Telephone: 303-277-0270 Fax: 303-277-0267

The future net revenue was based on net hydrocarbon volume sold multiplied by anticipated price. Expenses include severance and ad valorem taxes, and the normal cost of operating the wells. Future net cash flow is future net revenue minus expenses and any development costs. The future net cash flow has not been adjusted for outstanding loans, which may exist, nor does it include any adjustments for cash on hand or undistributed income. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

Reserve Estimates

Reserves reported herein conform to the definitions of the Petroleum Resources Management System (PRMS), a consortium of the SPE, SPEE, AAPG, and WPC. A copy of these definitions is attached to this letter.

The Horseshow Gallup Unit is located on the Four Corners platform on the edge of central San Juan Basin in northwestern New Mexico in T31N R15-16W, San Juan County, New Mexico (Figure 1). Oil production is from the Gallup Sandstone which is Upper Cretaceous in age. The sands have been described as marine strike-valley sandstones by McCubbin (AAPG V53, #10 Oct 1969, p. 2114-2140). Two separate oil fields, the Horseshoe and Verde fields, have been identified on the subject acreage.

The Horseshoe field, located in the western portion of the acreage, has a northwest-southeast trend which is trapped stratigraphically. The Verde field is located east of the Horseshoe Gallup and trends northeast-southwest. The Verde field produces from a similar interval as Horseshoe Gallup, but is a fractured reservoir associated with Hogback monocline (Figure 2). Thus the Verde field is associated with the sinuous nature of the Hogback monocline in this area. The Horseshoe Gallup and Verde fields are at a right angle to each other and have separate trapping mechanisms.

Both these shallow fields, discovered in the 1950's and developed through the 1960's, are filled with the same 42 degree API oil with a 100-200 SCF/STB gas-oil ratio. Reservoir drive is a combination of undersaturated oil expansion and gravity drainage. Initial production rates ranged between 75 and 180 BOPD and current production from the 37 active producers averages 2 BOPD per well. Average cumulative recovery from these 37 wells is 65,363 stb.

PDP reserves in this report were estimated using decline curve analysis. The 7 PDNP wells were assumed to be workovered at a rate of 3 wells per week beginning in February 2015 at a capital cost of $6,500 per well. As only a small number of the HGU wells have been workovered, the resultant uplift in production is uncertain. Consequently this study used the last reported rate for the well and translated the decline behavior to the workover date to forecast future production. Diversified has scheduled workovers on 14 low rate PDP wells following the PDNP workovers.

Reserves for undeveloped locations were estimated by using a type curve (Figure 3) based on the producing wells and volumetrics. Reservoir productivity across the undrilled locations in the HGU which offset current production is uncertain, consequently these locations were risked at 75%. Reserves for the resulting 55 PUD's assumed a hyperbolic type curve with an initial production rate (IP) of 52 BOPD and a 50 year cumulative production of 57,791 STB. The type curve IP is approximately 70% of the average IP of the current producing wells and the type curve 50 year cumulative is roughly 83% of the average cumulative production of these wells.

Additional hyperbolic constants included a b value of 1.160, an initial decline rate of 51.74 %/yr, and a terminal decline of 12 %/yr. The PUD's were scheduled to be developed over five years at a rate of 11 wells per year and a completed well cost of $425,000.

Prices, Costs, and Economic Assumptions

This report assumed a constant oil price of $96.96/bbl and applied a differential of $13.00/bbl. Any gas sales were neglected. Effective date of the reserves reported herein is November 1, 2014. Operating costs of $800 per well per month were obtained from Diversified Resources and held constant for the life of the properties. MHA reviewed the operating costs and consider them realistic. Other economic assumptions included a severance tax of 7.09 % and an ad valorem tax of 1.24%. Production from a well was terminated when the well reached its economic limit or production declined to 0.3 BOPD. Salvage value of a well was assumed to be sufficient to cover P&A expenses.

Statement of Risk

The accuracy of reserve and economic evaluations is always subject to uncertainty. The magnitude of this uncertainty is generally proportional to the quantity and quality of data available for analysis. As a well matures and new information becomes available, revisions may be required which may either increase or decrease the previous reserve assignments. Sometimes these revisions may result not only in a significant change to the reserves and value assigned to a property, but also may impact the total company reserve and economic status. The reserves and forecasts contained in this report were based upon a technical analysis of the available data using accepted engineering principles. However, they must be accepted with the understanding that further information and future reservoir performance subsequent to the date of the estimate may justify their revision. It is MHA's opinion that the estimated proven reserves and other reserve information as specified in this report are reasonable, and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles, as set forth in the PRMS manual. Notwithstanding the aforementioned opinion, MHA makes no warranties concerning the data and interpretations of such data. In no event shall MHA be liable for any special or consequential damages arising from Diversified Resources' use of MHA's interpretation, reports, or services produced as a result of its work for Diversified Resources.

It was a pleasure performing this work for Diversified Resource. If you have any questions or wish to discuss something in more detail, please feel free to contact either of the undersigned.

Sincerely,

Debra K. Gomez
Vice President

John Seidle
Vice President


31N 16W
31N 15W
SYMBOL HIGHLIGHT
PDNP
PDP
Diversified Resources
PDP and PDNP
FEET
POSTED WELL DATA
WELL SYMBOLS
Oil Well
Plugged & Abandoned Oil Well

Figure 1: Producing Wells on Acreage Map

730 17TH Street, Suite 410 Denver, Colorado 80202 USA Telephone: 303-277-0270 Fax: 303-277-0267


SAN JUAN UPLIFT
MONTEZUMA
LA PLATA
ARCHULETA
UTE MNTS
Durango
UTAH
ARIZONA
COLORADO
NEW MEXICO
MONOCLINE
HORSESHOE
VERDE
STUDY AREA
SAN JUAN BASIN
Farmington
TOTAH
CHA CHA
GALLEGOS
ANGEL PEAK
DOSWELL
SAN JUAN
RIO ARRIBA
OTERO
BISTI
ESCRITO

Figure 2: Index Map of the Area Showing the Hogback Monocline, Structural Datum is Top of Basal Niobrara

(McCubbin, 1969)



100
10
1
0.1
oil rate, bpd
0
10
20
30
40
50
60
time, years

Figure 3. HGU Oil Production Type Curve